

Michael Jansen · 1st

Chairman & Chief Executive Officer at Cityzenith | Skilled Architect & Entrepreneur

Chicago, Illinois, United States ·

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500+ connections

5 mutual connections: David Colleen, Jonny Price, and 3 others

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Cityzenith

Yale University

About

An impassioned architect, urbanist, and entrepreneur, Michael has founded and led high-growth companies in the U.S. and Asia for more than two decades.

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Activity

6,694 followers



No argument there, Richard. For sure.

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Super cool to see Cityzenith as the #1 trending deal on Wefunder right now of 308 deals! Our $5 million #RegCF ju...

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Hey Phil, this is the main reason we avoid the C part of the AECO continuum. That is such a tricky market that we have

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Digital twins are considered to be a new starting point for today's smart city construction and we need to build 10,00...

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Experience

Chairman and Chief Executive Officer

Cityzenith

Apr 2010 – Present · 11 yrs 4 mos

Chicago, Illinois

Cityzenith helps city governments and businesses make sense of their data — big and small.

The company's software platform maps and visualizes the torrent of data produced by modern cities to an intuitive real-time 3D simulation that anyone from the mayor to the engineer in the field can easily use."



Cityzenith

Chief Executive Officer

Satellier Inc.

May 2004 – Mar 2010 · 5 yrs 11 mos

New Delhi Area, India

Satellier is a leading CAD and BIM services firm with offices in New Delhi, Chicago, London, and Dubai. Since 2000, the firm has provided premium production services for over 5,000 projects in more than 50 countries to over half of tl ...see more

Education

Yale University

B. Arts, Architecture

1987 – 1991

UNIVERSITY OF CAMBRIDGE

University of Cambridge
B. Architecture, Architecture
1989 – 1990

Skills & endorsements

Entrepreneurship · 92

Endorsed by **Keith Herman and 1 other who is highly skilled at this**

Endorsed by **4 of Michael's colleagues at Cityzenith**

Strategy · 91

Endorsed by **Steve Lewis and 5 others who are highly skilled at this**

Endorsed by **2 of Michael's colleagues at Cityzenith**

Leadership · 56

Endorsed by **Rick Jordan, who is highly skilled at this**

Endorsed by **2 of Michael's colleagues at Cityzenith**

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Recommendations

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Mikele Brack
Urban Innovation Leadership

Michael is an outstanding leader with exceptional business acumen and entrepreneurial spirit. With his sharp mind for

October 27, 2008, Mikele reported directly to Michael

business, he has not only developed a truly international company with a presence in 8 cities worldwide, but pioneered a whole new industry in Global Workshare Solutions a... **See more**



Ankur Mathur

Founder & CEO at Sanrachna| BIM, Virtual Construction Technology, Global Workshare Support

September 21, 2008, Michael was senior to Ankur but didn't manage directly

Michael has an incredible vision for success. He has an exceptional combination of professional talent and business intellect, with a unique ability to filter through distractions and focus on issues critical for growth and success. He is a perennial source of inspiration, enthusiasm and positive energ... **See more**

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